As Filed with the Securities and
Exchange Commission on September 8, 1998.

                                                             File Number 70-9331


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                AMENDMENT NO.1 TO
                             APPLICATION/DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                         Atlantic City Electric Company
                              6801 Black Horse Pike
                          Egg Harbor Township, NJ 08234

             (Name of companies filing this statement and address of
                          principal executive office)

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                                    Conectiv
                 (Name of top registered holding company parent)

--------------------------------------------------------------------------------

                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)

        ---------------------------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Peter F. Clark, Esq.                     Joyce Koria Hayes, Esq.
              Conectiv                                7 Graham Court
          800 King Street                            Newark, DE 19711
        Wilmington, DE 19899

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Item 1 and Exhibit G-1 of the Application-Declaration previously filed are hereby restated as follow:

Item 1.  Description of Proposed Transactions:

         Furnish a reasonably detailed and precise description of the proposed transaction, including a Statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Conectiv, a Delaware corporation, previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding voting securities of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") (File No. 70-9069). The order approving the merger was issued on February 25, 1998 (Release No. 26832).

         The purpose of this filing is to request Commission authorization (1) under Sections 6(a), 7, 12(c) and 12(d) of the Act and Rules 43, 44, 51 and 62 for Ace (a) to solicit proxies from the holders of its outstanding shares of preferred stock for use at a special meeting of its stockholders (the "Special Meeting") to be held on or about October 14, 1998 to consider a proposed amendment to ACE's Agreement of Merger dated May 24, 1949 as amended on April 8, 1952 (the "ACE Charter") and (b) to eliminate in its entirety Paragraph 7(B)(c) of Article III of the ACE Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by ACE (hereinafter, the "Proposed Amendment"); (2) under Sections 9(a) and 10 and Rule 51 for Conectiv to purchase pursuant to tender offer as described below, shares of ACE preferred Stock and (3) under Section 12(c) and Rules 42 and 43 thereunder, for ACE to reacquire the shares from Conectiv. The Commission is requested to issue a public notice of the proposed transactions and order authorizing the proxy solicitation on or before September 4, 1998 to allow ACE sufficient time to solicit proxies in advance of the Special Meeting and to facilitate the tender offers which may be effected by means of a combined proxy statement and issuer tender offer statement pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

1.       The ACE Charter Amendment and Solicitation of Proxies:

         ACE has outstanding 18,320,937 shares of common stock, $3.00 par value, all of which are held by Conectiv. ACE's outstanding preferred stock consists of 300,000 shares of Cumulative Preferred Stock, $100 Par Value issued in six series and 239,500 shares of Preferred Stock Without Par Value issued in one series for a total of 539,500 shares outstanding. Under ACE's charter, No Par Preferred is entitled to the same voting rights and protections as the Cumulative Preferred Stock. (Shares of Cumulative Preferred Stock $100 par value and Preferred Stock Without Par Value shall hereinafter be referred to collectively as "Preferred Stock".)

         Article III(7)(B)(c) of the Agreement of Merger dated May 24, 1949 as amended on April 8, 1952 (the "ACE Charter") provides that:
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         "III(7)(B) So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not without the consent (given by vote at a meeting called for that purpose) of the holders of a majority of the total number of shares of the Cumulative Preferred Stock then outstanding:
         . . . .
         . . . .

         "(C) Issue any unsecured notes, debentures or other securities representing unsecured indebtedness, or assume any such unsecured securities, for purposes other than the refunding of outstanding unsecured securities. . .if, . . .the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding. . . would exceed 20% of the aggregate of (i) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Corporation and then to be outstanding, and
         (ii) the capital and surplus of the Corporation as then to be stated on the books of account of the Corporation;"

As stated above, the Proposed Amendment would eliminate paragraph (c ) in its entirety. Consent by two-thirds of the aggregate shares of Preferred Stock and common stock outstanding and by two-thirds of the Preferred Stock outstanding is required to adopt the Proposed Amendment. Conectiv intends to vote all shares of common stock in favor of the Proposed Amendment.

         If the Proposed Amendment is adopted, ACE proposes to make a special cash payment of $1 per share to each holder of Preferred Stock who voted his or her shares in favor of the Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below. In the case of the tender, redemption or consent fee, no shareholder will receive payment if the Proposed Amendment does not receive the requisite affirmative vote or remove the unsecured debt limitation.

         ACE proposes to remove the unsecured debt restriction to enable the company 1) to issue debt without using the overly restrictive and expensive First Mortgage Bonds under which secured debt is currently issued, 2) to take advantage of unsecured financial instruments which are designed to enhance a company's overall credit structure and allow for better management of the company's cost of capital and 3) to issue additional interim unsecured debt in order to obtain the best terms available in the market for permanent capital financing. Exhibit H compares the value of the existing Preferred Stock outstanding against a new source of funds based on current market rates for a 15-year period, assuming a 75% success rate on the tenders.

         ACE has engaged D.F. King & Co. to act as Information Agent in connection with the solicitation of proxies for a fee of $12,500 plus unit fees per preferred shareholder contacted plus reimbursement of reasonable out-of-pocket expenses.

2.       Conectiv Tender Offer.

         Concurrently with the ACE proxy solicitation, Conectiv proposes to undertake a program of acquisition of the Par Preferred through tender offers (the "Offers") for cash at purchase prices established through market conditions without premium or through a redemption at $100, the call price, or par value (hereinafter referred to as the "Purchase Price") as follows:

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
     SERIES                   SHARES                  PRINCIPAL AMOUNT                SHARES AUTHORIZED
To be tendered:
4%                            77,000                      $7,700,000                     77,000
4.10%                         72,000                       7,200,000                     72,000
4.35%                         15,000                       1,500,000                     15,000
4.35%                         36,000                       3,600,000                     36,000
4.75%                         50,000                       3,600,000                     50,000

To be redeemed at the call price of $100 per share or tendered if less:

5%                            50,000                       5,000,000                     50,000
(The foregoing series are hereinafter referred to as the "Tendered Series").

To be offered consent fee only:

7.80%                         23,950                      23,950,000                     70,000
(Referred to as the "Nontendered Series").

         The Offers will be subject to terms and conditions set forth in the Offer to Purchase and Proxy Statement and accompanying Letter of Transmittal (the "Offer Documents") (See Exhibit B-1). Conectiv anticipates that the Offers will expire at 5:00 p.m. (New York City time) on the date of the Special Meeting, (currently anticipated to be October 14, 1998, unless extended as described below (hereinafter the "Expiration Date")). The Conectiv Offers consist of separate Offers for each tendered series, with the Offer for any one series being independent of the Offer for any other series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all holders of the tendered series. The Offers are not conditioned upon any minimum number of shares being tendered, but are conditioned, among other things, on tendering Preferred Shareholders (a) voting in favor of the Proposed Amendment or (b) giving a proxy for the Proposed Amendment being adopted at the Special Meeting. To tender shares in accordance with the terms of the Offer Documents, the tendering Preferred stockholder must either (1) send to The Bank of New York, in its capacity as depositary for the Offers, a properly completed and duly executed Letter of Transmittal and Proxy, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, and either (a) certificates for the shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents and a confirmation of such delivery must be received by the Depositary, in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Offer Documents. Tenders of Shares made pursuant to the Offers may be withdrawn at any time prior to the Expiration Date. Thereafter such tenders are irrevocable, subject to certain exceptions identified in the Offer Documents.

         Conectiv's obligation to proceed with the Offer and to accept for payment and to pay for any tendered shares is made in accordance with Rule 51 under the Act and is subject to various conditions enumerated in the Offer Documents, including, among other conditions, that tendering Preferred Shareholders vote in favor of the Proposed Amendments, that the Proposed Amendments be adopted at the Special Meeting and that the Commission issue an order under the Act authorizing the proposed transactions.

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         At any time and from time to time, Conectiv may extend the Expiration
Date applicable to any series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other series. During any such extension, all Shares of the applicable series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date as extended.

         Conversely, Conectiv may elect in its sole discretion to terminate one or more Offers prior to the scheduled Expiration Date and not to accept for payment and pay for any shares tendered, subject to the applicable provisions of Rule 13e-4 under the Securities Exchange Act of 1934 requiring Conectiv either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of an Offer, upon the occurrence of any of the conditions to closing enumerated in the Offer Documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

         Subject to compliance with applicable law, Conectiv further reserves the right in the Offer Documents, in its sole discretion, to amend one or more Offers in any respect by making a public announcement thereof. If Conectiv materially changes the terms of an Offer or the information concerning an Offer or if Conectiv waives a material condition of an Offer (such as the condition that the Proposed Amendment be adopted at the Special Meeting), Conectiv will extend the Expiration Date to the extent required by law.

         Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by Conectiv until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of an Offer, as promptly as practicable after the Expiration Date, Conectiv will accept for payment (and thereby purchase) and pay for shares validly tendered and not withdrawn by depositing the Purchase Price with the Depositary, which will act as agent for tendering Preferred Stockholders for the purpose of receiving payment from Conectiv and transmitting payment to tendering Preferred Stockholders. Conectiv will pay all stock transfer taxes, if any, except in certain limited circumstances as may be described in the Offer Documents.

         The Board of Directors of ACE will consider the declaration of dividends on ACE's capital stock at its meeting on September 24, 1998. The regular quarterly dividend on the Preferred Stock, if, when and as declared will be paid on November 2, 1998 to holders of record as of the close of business on October 2, 1998. A holder of record of shares of Preferred Stock on October 2, 1998 who tenders such shares of Preferred Stock will be entitled to the regular quarterly dividend, regardless of when such tender is made. Holders of shares of Preferred Stock purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods.

         Any holder of Tendered Shares will not be entitled to receive additional consideration in the form of a Cash Payment. As stated above the latter payment is payable only to Shares voted by Preferred Stockholders in favor of the Proposed Amendment provided that such Shares have not been tendered pursuant to an Offer and the Proposed Amendment is adopted. Preferred Stockholders who wish to tender their Shares must vote in favor of or consent to the Proposed Amendment. The Offer is conditioned upon, among other things, the Proposed Amendment being adopted at the Special Meeting.

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         If the Proposed Amendment is not adopted at the Special Meeting,
Conectiv may elect, but is not obligated, to waive such condition, subject to applicable law. In such case, ACE may either adjourn the Special Meeting or call another special meeting as promptly as practicable and solicit proxies for the same purpose i.e., securing stockholder approval of the Proposed Amendment. At such postponed or new meeting, Conectiv would vote any shares acquired by it pursuant to the Offer or otherwise in favor of the Proposed Amendment.

         Morgan Stanley Dean Witter will act as dealer manager ("Dealer Manager") for Conectiv in connection with the Offers. The Dealer Manager fee is $0.50 per share for each share of any Preferred stock which is tendered, accepted for payment and paid for pursuant to the Offers. In addition, a solicitation fee will be paid to retail brokers equal to $1.50 per share for each share of Preferred Stock that is tendered, accepted for payment and paid for pursuant to the Offers; provided, however, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 shares of a Tendered Series, Conectiv has agreed to pay a solicitation fee in the amount of $1.00 per share for each share of tendered Preferred Stock. Any fee payable with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 shares of Preferred Stock of any Tendered Series shall be paid in full to the Dealer Manager unless a soliciting dealer is designated, in which case 80% of the fee shall be paid to the Dealer Manager and 20% of the fee shall be paid to the designated soliciting dealer.

         The proposed acquisition by Conectiv of shares of Preferred Stock will benefit Conectiv System utility customers, shareholders and Preferred Stockholders. The Offers allow Preferred Stockholders who may not favor the Proposed Amendments an option to sell their Preferred Stock at a price that Conectiv anticipates will be at market price, but without the usual transaction costs associated with a sale. As shown on Exhibit H, ACE utility customers and indirectly Conectiv shareholders will benefit from, among other things, the lower cost of capital and the tax deductibility of debt versus equity.

3.       Reacquisition of Shares by ACE.

         If the Proposed Amendment is adopted at the Special Meeting or in any event no later than December 31, 2000 (1), Conectiv will sell all shares of Preferred Stock acquired by the Tender Offer and ACE will repurchase the shares for the applicable Purchase Price plus expenses of sale. ACE will thereupon retire and cancel the shares. The funds to be used for purposes of the repurchases and fees will be raised using securities approved for issuance by the New Jersey Board of Public Utilities ("NJBPU") pursuant to Rule 52 and perhaps using financing entities as authorized by the order of the NJBPU and under the terms of the Order of this Commission dated February 26, 1998 (File No. 70-9095) (HCAR No. 26833).

--------
(1) If the requisite two-thirds shareholder approval for the charter amendment is not obtained, Conectiv may nevertheless elect to proceed with the tender. This permits ACE to postpone the meeting and re-solicit proxies to try to achieve the requisite two-thirds vote. ACE is not requesting authority from the Commission to engage in a subsequent solicitation of proxies. Upon any purchase of Preferred Stock by Conectiv, Conectiv will not make any additional purchases of Preferred Stock without Commission approval. So long as Conectiv is the holder of the shares of Preferred Stock, Conectiv may vote the shares at any adjourned or postponed meeting. In addition, should ACE solicit consents to a waiver of the unsecured short-term debt restriction, as permitted by the ACE Charter, Conectiv may issue a consent with respect to any shares of Preferred Stock it holds. Only consent of a majority is required for a waiver of the provision. Any such solicitation of a waiver would require pre-approval of the Commission under the Act.

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ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     The following exhibits are made a part of this statement:

     (a)   Exhibits

           B-1      Draft of Offer to Purchase and Proxy Statement for Tendered
                    Series

           B-2      Draft of Proxy Statement for Nontendered shares

           F-1      Opinion of Peter F. Clark, Esq.

           F-2      Opinion of Pamela D. Joseph, Esq.

           G. Form of notice pursuant to Rule 22(f) and order permitting proxy solicitation

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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.

                                            CONECTIV
                                            ATLANTIC CITY ELECTRIC COMPANY


                                            By: /s/ Louis M. Walters
                                                --------------------
                                            Louis M. Walters
                                            Treasurer

                                            Dated: September 8, 1998


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                                  EXHIBIT INDEX
                                  -------------

           B-1      Draft of Offer to Purchase and Proxy Statement for Tendered
                    Series

           B-2      Draft of Proxy Statement for Nontendered shares

           F-1      Opinion of Peter F. Clark, Esq.

           F-2      Opinion of Pamela D. Joseph, Esq.

           G. Form of notice pursuant to Rule 22(f) and order permitting proxy solicitation